May 28, 2013	+1 212 230-8800 (t)
+1 212 230 8888 (f)

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington DC 20549

Attention: Jeffrey P. Riedler

Re:              PTC Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-188657
CIK No. 0001070081

Ladies and Gentlemen:

On behalf of PTC Therapeutics, Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of common stock of the Company.

Amendment No. 1 is being filed in part to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated May 23, 2013 (the “Comment Letter”), relating to the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

On behalf of the Company, we advise you as follows:

Form S-1

Unaudited Financial Statements March 31, 2013
Notes to Unaudited Financial Statements

2. Summary of Significant Accounting Policies
Basis of Presentation, page F-33

1.                                      Please tell us the reason for including the statement “The December 31, 2012 balance sheet was derived from audited financial statements, but does not include all disclosures required by U.S. generally accepted accounting principles” in your disclosure..

Response:             In response to the Staff’s comment, the Company has revised the disclosure on page F-33 of Amendment No. 1.

5. Capital Structure, page F-37

2.                                      Please describe how you allocated the proceeds of the convertible promissory notes between the debt and the warrant liability. Reference for us the authoritative literature you relied upon to support your accounting. Quantify and discuss any significant assumptions underlying your allocation.

Response:             When multiple instruments are issued in a single transaction, the total proceeds from the transaction are to be allocated among the individual freestanding instruments identified. The Company understands that the allocation occurs after identifying (1) all of the freestanding instruments and (2) the subsequent measurement basis for those instruments. The subsequent measurement basis helps inform how the proceeds should be allocated.   With respect to the 2013 recapitalization, the transaction includes three freestanding instruments:  convertible promissory notes (the “Notes”), warrants to purchase shares of Series One convertible preferred stock and warrants to purchase shares of Series Two convertible preferred stock.  The warrants to purchase shares of Series One convertible preferred stock and the warrants to purchase shares of Series Two convertible preferred stock are referred to together as the “Warrants.”

Measurement of the Warrants

The Warrants are considered liabilities pursuant to Financial Accounting Standards Board Accounting Standard Codification (“ASC”) 480-10-25-8 (also illustrated in ASC 480-10-55-33) because they embody an obligation of the Company to transfer assets, since the underlying shares to which the Warrants are exercisable are contingently redeemable (i.e. contain a put feature).  In accordance with ASC 480-10-35-5, “All other financial instruments recognized under the guidance in Section 480-10-25 shall be measured subsequently at fair value with changes in fair value recognized in earnings, unless either this Subtopic or another Subtopic specifies another measurement attribute.”  The value of the Warrants was principally based on the PWERM valuation approach described in the notes to the financial statements included in the Registration Statement.

Measurement of the Notes

The Company determined that the Notes met the criteria to be accounted for as share-settled debt pursuant to ASC 480-10-25-14(a) as the predominate settlement amount was based on a fixed monetary amount settled in a variable number of shares.  The general measurement guidance in ASC 480 requires share-settled debt to be carried at fair value unless other accounting guidance specifies another measurement attribute.  However, the Company believes that such an obligation is, in substance, a “traditional” debt arrangement that merely provides for the stock of the issuer to be used as the form of currency for repayment and, therefore, the applicable accounting guidance in ASC 835-30 (i.e., accrue to the redemption amount using the interest method) may be applied unless some other accounting (e.g., electing the fair value option pursuant to ASC 825-10-15) allows or specifies another measurement attribute.  The Company has not elected the fair value option and therefore the Notes were measured pursuant to the guidance in ASC 835-30.

Allocation of Proceeds

The Company understands that the FASB staff and the SEC staff believe that a freestanding instrument issued in a basket transaction should be initially measured at fair value if it is required to be subsequently measured at fair value pursuant to U.S. GAAP, with the residual proceeds from the transaction allocated to any remaining instruments based on their relative fair values.

As the Warrants are required to be measured at fair value pursuant to ASC 480-10-35-5, they must receive their full fair value with residual proceeds from the transaction allocated to the Notes.  However, based on the valuation provided for the Warrants, the value of the Warrants exceeds the proceeds from the issuance of the Notes.  Given that guidance in ASC 480-10-30-7 states that the Warrants must be initially recognized at fair value, the Warrants were allocated their full fair value even though it exceeded the initial proceeds received.  As a result, the Notes were initially recorded at a de minimus amount and accreted to fair value during the period resulting in an interest charge of $6 million during the quarter ended March 31 2013. Discussions of significant assumptions underlying the allocations are discussed further in the Company’s response to Comment 3 below.

3.                                      You disclose that since the value of the warrants exceeded the proceeds from the convertible notes it was considered a deemed dividend and was reflected as an equity transaction in your financial statements. Please reference for us the authoritative literature you relied upon to support your presentation of the deemed dividend in your statements of operations.

Response:             In order to balance the entry, the Company reviewed guidance on how to allocate the remaining difference between the value of the Warrants and the proceeds from the Notes.  If the sum of the fair values of the individual instruments being issued and the issuance proceeds are significantly different, there may be little or no proceeds allocated to the instrument that are not subsequently measured at fair value. In that case, the Company understands that the issuer should challenge (1) the valuation of the individual financial instruments and (2) whether there are additional rights or obligations requiring separate accounting.  After challenging the valuation of the warrants and gaining comfort regarding the excess value, the Company considered the underlying economics of the transaction.

Lacking authoritative examples on this situation, the Company determined that the difference should be recognized as a deemed dividend since approximately 86% of existing investors at the time were purchasers of the Notes, representing 100% of the purchasers of the Notes (that is, there were no new investors or participants), and the economics of the transaction were such that shares of Series Five convertible preferred stock were issued to existing shareholders at a significant discount to fair value.

The Company did consider an accounting scenario where the value of the warrant on “Day 1” was limited to the proceeds received from the Notes.  However, this scenario is contrary to the accounting framework that free standing warrants that are classified as liabilities should be recorded at fair value on “Day 1”.  In addition, if this accounting scenario were followed, the “Day 2” accounting would have resulted in an adjustment to increase in the value of the warrant to fair value which would have resulted in a charge to earnings for the increase in the value of the warrant.  Although the Company’s net loss attributable to common shareholders would be the same, the Company would have recorded a charge in other income / loss for the increase in the fair value of the warrant, instead of reporting a deemed dividend. Given that substantially all of the existing investors (i.e. 86%) participated in purchasing the Notes and there were no new investors in the Notes, the Company believed it was more appropriate to reflect the difference as an equity transaction (i.e. deemed dividend).

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To provide further information for the Staff’s consideration, the Company supplementally advises the Staff that the Company currently anticipates that the price range for this offering will be within the range of $13.00 to $16.00 per share.  This indicative price range is based on a number of factors, including existing conditions in the public capital markets, the Company’s prospects and the prospects and history for the Company’s industry, the market prices of comparable publicly traded companies and preliminary discussions with the underwriters regarding potential valuations of the Company.  The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control.  However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Once the Company can reasonably determine the estimated price range for this offering, it will include in a subsequent amendment to the Registration Statement a qualitative and quantitative discussion of the significant factors contributing to any difference between the most recent common stock valuation and the midpoint of the estimated price range for this offering.  The Company expects that such disclosure would be substantially consistent with the following currently contemplated disclosure:

“On                         , we and our underwriters determined the estimated price range for this offering, as set forth on the cover page of this prospectus. The midpoint of the price range is $       per share.  In comparison, our estimate of the fair value of our common stock was $10.85 per share as of May 15, 2013.  We note that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters. Among the factors that were considered in setting this range were our prospects and the history of and prospects for our industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies. In addition, at the time these awards were made, our underwriters had not yet communicated to us the definitive proposed price range for this offering.  Specifically, we believe that the difference between the fair value of our common stock as of May 15, 2013 and the midpoint of the estimated price range for this offering is primarily the result of the following factors:

•                  The May 15, 2013 contemporaneous valuation used a probability weighting of 75% that the IPO would occur by June 30, 2013.

•                  The estimated price range for this offering necessarily assumes that the IPO has occurred, a public market for our common stock has been created and that our preferred stock converted into common stock in connection with the IPO, and therefore excludes any discount for lack of marketability of our common stock, which was factored in the May 22, 2013 valuation.

•                  Upon the closing of this offering, all outstanding shares of our preferred stock will convert into common stock, thus eliminating the superior rights and preferences of our preferred stock as compared to our common stock.

•                  The proceeds of a successful IPO would substantially strengthen our balance sheet by increasing our cash resources.  In addition, the completion of this offering would provide us with access to the public company debt and equity markets.  These projected improvements in our financial position influenced the increased common stock valuation indicated by the midpoint of the estimated price range shown on the cover of this prospectus.”

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or facsimile at (212) 230-8888. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson
Brian A. Johnson

cc:        Stuart W. Peltz, Ph.D.